HSBC USA INC. Reverse Convertible Notes
Filed Pursuant to Rule 433
Registration No. 333-133007
January 29, 2008

FREE WRITING PROSPECTUS
(To the Prospectus dated April 5, 2006,
Prospectus Addendum dated December 12, 2007
Prospectus Supplement dated October 12, 2007 and the
Product Supplement dated October 23, 2007)

Terms used in this free writing prospectus are described or defined in the product supplement, prospectus supplement, and prospectus. The notes offered will have the terms described in the product supplement, prospectus supplement, and the prospectus. The notes are not principal protected, and you may lose some or all of your principal.

This free writing prospectus relates to five separate note offerings. Each reference asset identified below represents a separate note offering. The purchaser of a note will acquire a security linked to a single reference asset (not a basket or index of reference assets). Although each offering relates to a reference asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to that reference asset or as to the suitability of an investment in the related notes. The following key terms relate to each separate notes offering:

•  Principal Amount: $1,000.00 per note
•  Offering Period End Date: [February 8, 2008 at 4:00 pm, New York City time]
•  Initial Public Offering Price: 100 per cent
•  Initial Valuation Date: February 8, 2008
•  Issue Date: February 13, 2008.
•  Initial Price: The market price (as described herein) of the reference asset on the initial valuation date.

•  Barrier Price: The product of the barrier level of the reference asset multiplied by the initial price.
•  Final Price: The market price of the reference asset on the final valuation date.
•  Interest Payment Dates: The 13th calendar day of each month following the issue date (or, if that day is not a business day, the following business day), commencing on March 13, 2008 and ending on, and including, the maturity date.
•  Listing: The notes will not be listed on any U.S. securities exchange or quotation system.

REFERENCE ASSET/ REFERENCE ISSUER (TICKER)	INTEREST RATE (PER ANNUM)	BARRIER LEVEL	ISSUE AMOUNT	PHYSICAL DELIVERY AMOUNT (1)	AGENT’S DISCOUNT OR COMMISSION / TOTAL (2)	PROCEEDS TO US PER / TOTAL	CUSIP / ISIN	FINAL VALUATION DATE(3)	MATURITY DATE(4)
GENERAL MOTORS CORPORATION (GM)	20.00%	65.00%	TBD	TBD	TBD	TBD	4042K0JC0 / [●]	August 8, 2008	August 13, 2008
TARGET CORPORATION (TGT)	19.50%	80.00%	TBD	TBD	TBD	TBD	4042K0JF3 / [●]	May 8, 2008	May 13, 2008
Research In Motion Limited (RIMM)	15.00%	60.00%	TBD	TBD	TBD	TBD	4042K0JE6 / [●]	May 8, 2008	May 13, 2008
The Goldman Sachs Group, Inc. (GS)	13.60%	80.00%	TBD	TBD	TBD	TBD	4042K0JB2 / [●]	August 8, 2008	August 13, 2008
American International Group, Inc. (AIG)	12.70%	75.00%	TBD	TBD	TBD	TBD	4042K0JD8 / [●]	May 8, 2008	May 13, 2008
(1) The physical delivery amount will be determined by the calculation agent on the initial valuation date by dividing the principal amount of each note by the initial price of the reference asset.
(2) Agent's discount may vary but will be no more than the amount listed in “Agent's Discount or Commission / Total,” above.
(3) Final valuation date is subject to adjustment as described in the product supplement.
(4) Expected. The maturity date will be 3 business days after the final valuation date and is subject to adjustment as described in the product supplement.

See “Risk Factors” in this free writing prospectus beginning on page FWP-2, in the product supplement beginning on page PS-3 and in the prospectus supplement beginning on page S-3 for a description of risks relating to an investment in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposit liabilities of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.

HSBC SECURITIES (USA) INC. January 29, 2008

GENERAL TERMS

This free writing prospectus relates to five separate note offerings. Each reference asset identified on the cover page represents a separate note offering. The purchaser of a note will acquire a security linked to a single reference asset (not to a basket or index of reference assets). You may participate in any one of the notes offerings or, at your election, in more than one. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although each note offering relates only to a single reference asset identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to any of those reference assets or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated April 5, 2006, the prospectus supplement dated October 12, 2007, the prospectus addendum dated December 12, 2007 and the product supplement dated October 23, 2007. You should carefully consider, among other things, the matters set forth in ”Risk Factors” beginning on page FWP-2 of this document, PS-3 of the product supplement and page S-3 of the prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

HSBC USA Inc. has filed a registration statement (including a prospectus, prospectus supplement, prospectus addendum and product supplement) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement, prospectus addendum and product supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, HSBC USA Inc., the agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, prospectus addendum and product supplement if you request them by calling toll-free 1 888 800 4722.

You may also obtain:

•	the product supplement at http://www.sec.gov/Archives/edgar/data/83246/000114420407055751/v091073_424b2.htm

•	the prospectus supplement at http://www.sec.gov/Archives/edgar/data/83246/000114420407053900/v090138_424b2.htm

•	the prospectus addendum at www.sec.gov/Archives/edgar/data/83246/000114420407067025/v096997_424b2.htm

•	the prospectus at http://www.sec.gov/Archives/edgar/data/83246/000110465906022455/a05-22289_1s3asr.htm

RISK FACTORS

The following highlights some, but not all, of the risk considerations relevant to investing in a note. Investing in any of the notes is not equivalent to investing directly in the relevant reference asset. We urge you to read the section “Risk Factors” beginning on page PS-3 of the product supplement and page S-3 of the prospectus supplement. As you review ”Risk Factors” in the prospectus supplement, you should pay particular attention to the following sections:

•	“— Risks Relating to All Note Issuances”

•	"— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset"

1.	The notes are not principal protected and you may lose some or all of your principal.

The principal amount of your investment is not protected and you may receive less, and possibly significantly less, than the amount you invest. You will lose some or all of your principal if both of the following are true: (a) between the initial valuation date and the final valuation date, inclusive, the market price (as defined below) of the reference asset on any day is below the barrier price and (b) the final price of the reference asset is lower than the initial price of the reference asset. A USD 1,000 investment in the notes will pay USD 1,000 at maturity if, and only if, either of the following is true: (a) the final price of the reference asset is equal to or greater than the initial price of the reference asset or (b) between the initial valuation date and the final valuation date, inclusive, the market price of the reference asset never falls below the barrier price on any day. If you receive the physical delivery amount at maturity, the market value of the shares of the reference asset you receive per note will be less than the principal amount of your note and may be zero. Accordingly, you may lose the entire principal amount of each note you purchase.

We cannot predict the final price of any reference asset on the final valuation date.

2.	You will not participate in any appreciation in the value of the reference asset.

You will not participate in any appreciation in the value of the reference asset. If the final price of the reference asset is greater than the initial price of the reference asset, the sum of any interest payments you receive during the term of the notes and the principal payment you receive at maturity will not reflect the performance of the reference asset. Under no circumstances, regardless of the extent to which the value of the reference asset appreciates, will your return exceed the interest rate specified on the cover page. Therefore, you may earn significantly less by investing in the notes than you would have earned by investing directly in the reference asset.

3.	Because the tax treatment of the notes is uncertain, the material U.S. federal income tax consequences of an investment in the notes are uncertain.

There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain, as to both the timing and character of any inclusion in income in respect of your note. Because of this uncertainty, we urge you to consult your tax advisor as to the tax consequences of your investment in a note. For a more complete discussion of the U.S. federal income tax consequences of your investment in a note, please see the discussion under ”Certain U.S. Federal Income Tax Considerations” beginning on page FWP-3 of this free writing prospectus and ”Certain U.S. Federal Income Tax Considerations - Certain Equity-Linked Notes - Certain Notes Treated as a Put Option and a Deposit” in the prospectus supplement.

Please note that the prospectus, prospectus supplement, prospectus addendum, product supplement and this free writing prospectus do not describe all the risks of an investment in the notes. We urge you to consult your own financial and legal advisors as to the risks entailed by an investment in the notes.

FWP-2

SUMMARY

Principal Payment at Maturity

Your payment at maturity for each note you hold will depend on the performance of the reference asset between the initial valuation date and the final valuation date, inclusive. You will receive the physical delivery amount if both of the following are true: (a) between the initial valuation date and the final valuation date, inclusive, the market price (as defined below) of the reference asset on any day is below the barrier price and (b) the final price of the reference asset is lower than the initial price of the reference asset. A USD 1,000 investment in the notes will pay USD 1,000 at maturity if, and only if, either of the following is true: (a) the final price of the reference asset is equal to or greater than the initial price of the reference asset or (b) between the initial valuation date and the final valuation date, inclusive, the market price of the reference asset never falls below the barrier price on any day. If you receive the physical delivery amount at maturity, the market value of the shares of the reference asset you receive per note will be less than the principal amount of each note and may be zero. Accordingly, you may lose the entire principal amount of your each note you purchase. Under some circumstances to be determined by and at the sole option of HSBC USA Inc., we may pay investors, in lieu of the physical delivery amount, the cash equivalent of such shares with a per share price equal to the final price. However, we currently expect to deliver the physical delivery amount and not cash in lieu of the physical delivery amount in the event the conditions described above occur.

As described in the product supplement, on any scheduled trading day on which the value of the reference asset must be calculated by the calculation agent, (i) if the relevant exchange is the NASDAQ Stock Market (“NASDAQ”), the market price of the reference asset will be the NASDAQ official closing price (NOCP) or (ii) if the NASDAQ is not the relevant exchange, the market price of the reference asset will be the official closing price of the relevant exchange, in each case as of the close of the regular trading session of such exchange and as reported in the official price determination mechanism for such exchange. If the reference asset is not listed or traded as described above for any reason other than a market disruption event, then the market price for the reference asset on any scheduled trading day will be the average, as determined by the calculation agent, of the bid prices for the reference asset obtained from as many dealers in the reference asset selected by the calculation agent as will make those bid prices available to the calculation agent. The number of dealers need not exceed three and may include the calculation agent or any of its or our affiliates.

To the extent a market disruption event exists on a day on which the final price is to be determined, the market price of the reference asset will be determined on the first following scheduled trading day on which a market disruption event does not exist with respect to the reference asset; provided that if a market disruption event exists on five consecutive scheduled trading days, that fifth scheduled trading day shall be the final valuation date, and the calculation agent shall determine the final price on such date. The term “market disruption event” is described and defined in the product supplement.

In the event that the maturity date is postponed or extended as described under ”Specific Terms of the Notes - Maturity Date” in the product supplement, the related payment of principal will be made on the postponed or extended maturity date.

You may lose some or all of your principal if you invest in the notes.

Physical Delivery Amount

If the payment at maturity per note is in physical shares of the reference asset, you will receive a number of shares referred to as the ”physical delivery amount” (with any fractional shares to be paid in cash). The physical delivery amount will be calculated by the calculation agent by dividing the principal amount of each note by the initial price of the reference asset. The physical delivery amount, the initial price of the reference asset and other amounts may change due to corporate actions.

Interest

The notes will pay interest at the interest rate specified on the front cover of this free writing prospectus, and interest payments will be made on the interest payment dates specified on the front cover of this free writing prospectus. However, if the first interest payment date is less than 15 days after the date of issuance, interest will not be paid on the first interest payment date, but will be paid on the second interest payment date. Interest will be computed on the basis of a 360-day year of twelve 30-day months. For more information, see ”Description of the Notes - Fixed Rate Notes” in the prospectus supplement.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider, among other things, the matters set forth under the heading “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement. In the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, the following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the notes.

There are no regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes. Under one reasonable approach, each note should be treated for federal income tax purposes as a put option written by you (the “Put Option”) that permits us to (1) sell the reference asset to you at the maturity date for an amount equal to the Deposit (as defined below), or (2) “cash settle” the Put Option (i.e., require you to pay us at the maturity date the difference between the Deposit and the value of the reference asset at such time), and a deposit with us of cash in an amount equal to the principal amount you invested (the “Deposit”) to secure your potential obligation under the Put Option, as described in the prospectus supplement under the heading ”Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as a Put Option and a Deposit.” We intend to treat the notes consistent with this approach. However, other reasonable approaches are possible. Pursuant to the terms of the notes, you agree to treat the notes as cash deposits and put options with respect to the reference asset for all U.S. federal income tax purposes. We also intend to treat the Deposits as “short-term obligations” for U.S. federal income tax purposes. Please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Short-Term Debt Instruments” in the prospectus supplement for certain U.S. federal income tax considerations applicable to short-term obligations.

The description below of each reference asset includes a chart that indicates the yield on the Deposit and the Put Premium, as described in the prospectus supplement under the heading “Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as a Put Option and a Deposit.” If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the notes, the timing and character of income on the notes might differ. We do not plan to request a ruling from the IRS regarding the tax treatment of the notes, and the IRS or a court may not agree with the tax treatment described in this free writing prospectus.

FWP-3

REFERENCE ISSUER AND REFERENCE ASSET INFORMATION

All information on the reference assets and the reference issuers is derived from publicly available information. Companies with securities registered under the Securities Exchange Act of 1934 (the ”Exchange Act”) are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov. Information provided to or filed with the SEC pursuant to the Exchange Act by a company issuing a reference asset can be located by reference to the SEC file number specified in the description of the relevant reference asset below. We make no representation that these publicly available documents are accurate or complete. For more information, we urge you to read the section ”Information Regarding the Reference Asset and the Reference Asset Issuer” in the product supplement.

Historical Performance of the Reference Assets

The description below of each reference asset includes a table that sets forth (to the extent available) the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the primary exchange, of that reference asset for each quarter in the period from January 1, 2004 through December 31, 2007 and for the period from January 2, 2008 through January 28, 2008. We obtained the data in these tables from Bloomberg Financial Service, without independent verification by us. All historical prices are denominated in USD and rounded to the nearest penny. Historical prices of the reference assets should not be taken as an indication of future performance of the reference assets.

HYPOTHETICAL EXAMPLES

The description below of each reference asset includes a table of hypothetical returns that is based on the assumptions outlined for each reference asset. Each table illustrates the hypothetical returns you would have earned from (i) a USD 1,000 investment in the notes compared to (ii) a direct investment in the relevant reference asset (prior to the deduction of any applicable brokerage fees or charges). The following is a general description of how the hypothetical returns in each table were determined:

•   If the final price of the reference asset is lower than the initial price of the reference asset and the market price of the reference asset was below the barrier price on any day between the initial valuation date and the final valuation date, inclusive, you would receive the physical delivery amount (with any fractional shares to be paid in cash) ;

•   If the final price of the reference asset is greater than or equal to the initial price of the reference asset, you would receive USD 1,000 at maturity, regardless of whether the market price of the reference asset on any day was below the barrier price; or

•   If the final price of the reference asset is lower than the initial price of the reference asset but the market price of the reference asset was not below the barrier price on any day between the initial valuation date and the final valuation date, inclusive, you would receive USD1,000 at maturity.

Each table of hypothetical returns is provided for illustration purposes only and is hypothetical. None purports to be representative of every possible scenario concerning increases or decreases in the price of the reference asset and the payment at maturity of the notes. We cannot predict the final price of the reference assets on the final valuation date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. In addition, the examples assume that the reference asset has no dividend yield. You should not take these examples as an indication or assurance of the expected performance of the reference asset.

FWP-4

GENERAL MOTORS CORPORATION (GM)

Description of GENERAL MOTORS CORPORATION (GM)

According to publicly available information, GENERAL MOTORS CORPORATION (“General Motors”) manufactures and sells vehicles worldwide under various brand names. General Motors also has financing and insurance operations. In addition, General Motors produces products and provides services in other industries, such as wireless communications.

On November 7, 2007, General Motors reported a net loss of $39 billion (including Allison Transmission, which is classified as a discontinued operation), or $68.85 per diluted share, for the third quarter of 2007, compared with a reported net loss of $147 million, or $.26 per diluted share, in the year-ago quarter. Special items included a net non-cash charge of $38.6 billion due to a valuation allowance against deferred tax assets related to operations in the U.S., Canada and Germany as required under SFAS No. 109, Accounting for Income Taxes. Also included was a favorable $3.5 billion after-tax gain on the sale of the Allison Transmission business in August 2007, for which General Motors received $5.4 billion in proceeds. General Motors also had special charges of $1.6 billion in pension service costs related to prior labor agreements, $0.4 billion associated with restructuring actions and $0.4 billion related to an adjustment to the Delphi reserve.

General Motors’ SEC file number is 001-0143.

Historical Performance of General Motors

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2005	40.77	28.00	29.39
June 30, 2005	36.64	24.68	34.00
September 30, 2005	37.69	30.21	30.61
December 30, 2005	31.50	18.34	19.42
March 31, 2006	24.59	18.47	21.27
June 30, 2006	30.42	19.00	29.79
September 29, 2006	33.62	27.12	33.26
December 29, 2006	36.54	28.49	30.72
March 30, 2007	37.24	28.81	30.64
June 29, 2007	38.66	28.86	37.80
September 28, 2007	38.27	29.10	36.70
December 31, 2007	43.02	24.50	24.89
January 2, 2008 through January 28, 2008	26.70	21.34	26.53

Deposit and Put Premium

As described in the prospectus supplement under ”Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as a Put Option and a Deposit,“ for purposes of dividing the 20.00 per cent per annum interest rate on the notes among interest on the Deposit and Put Premium, [●] per cent constitutes interest on the Deposit and [●] per cent constitutes Put Premium.

Hypothetical Examples

The table below demonstrates hypothetical returns at maturity based on the assumptions outlined below. The hypothetical returns are rounded to the nearest hundredth decimal place. See “- Hypothetical Examples” above for more information.

Reference Asset:	General Motors

Initial Price:	USD[●]

Barrier Level:	65.00%

Interest Rate:	20.00% per cent per annum

Physical Delivery Amount:	[●] shares (fractional shares paid in cash)

Term of Notes:	6 months

Reinvestment Rate for Note Interest:	0 per cent

Table of Hypothetical Returns

FINAL PRICE (% CHANGE)		INVESTMENT IN THE NOTES		INVESTMENT IN THE REFERENCE ASSET
+	100%	10.00%		100.00%
+	90%	10.00%		90.00%
+	80%	10.00%		80.00%
+	70%	10.00%		70.00%
+	60%	10.00%		60.00%
+	50%	10.00%		50.00%
+	40%	10.00%		40.00%
+	30%	10.00%		30.00%
+	20%	10.00%		20.00%
+	10%	10.00%		10.00%
	0%	10.00%		0.00%
		Barrier Price Ever Breached?
		YES	NO
-	10%	0.00%	10.00%	-10.00%
-	20%	-10.00%	10.00%	-20.00%
-	30%	-20.00%	10.00%	-30.00%
-	40%	-30.00%	N/A	-40.00%
-	50%	-40.00%	N/A	-50.00%
-	60%	-50.00%	N/A	-60.00%
-	70%	-60.00%	N/A	-70.00%
-	80%	-70.00%	N/A	-80.00%
-	90%	-80.00%	N/A	-90.00%
-	100%	-90.00%	N/A	-100.00%

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TARGET CORPORATION (TGT)

Description of TARGET CORPORATION

According to publicly available information, TARGET CORPORATION ("Target") engages in the operation of general merchandise and food discount stores in the United States. Target offers an assortment of general merchandise, including consumables and commodities; electronics, entertainment, sporting goods, and toys; apparel and accessories; and home furnishings and decor; as well as a line of food items. Target operates its stores under Target and SuperTarget brands and also serves its customers online.

 On January 10, 2008, Target reported that its net retail sales for the five weeks ended January 5, 2008 increased 0.1 percent to $9,262 million from $9,254 million for the five-week period ended December 30, 2006. On a reported basis, comparable-store sales decreased 5.0 percent. As a result,  Target expects that fourth quarter earnings per share will not meet last year’s performance.

Target's SEC file number is 1-6049

Historical Performance of Target

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2005	53.20	47.76	50.02
June 30, 2005	56.24	45.55	54.41
September 30, 2005	60.00	49.93	51.93
December 30, 2005	59.01	50.78	54.97
March 31, 2006	55.85	51.93	52.01
June 30, 2006	55.13	47.26	48.87
September 29, 2006	56.67	44.85	55.25
December 29, 2006	60.31	54.60	57.05
March 30, 2007	64.73	56.61	59.26
June 29, 2007	65.07	56.80	63.6
September 28, 2007	70.75	56.06	63.57
December 31, 2007	68.50	48.85	50.00
January 2, 2008 through January 28, 2008	56.17	47.25	53.47

Deposit and Put Premium

As described in the prospectus supplement under ”Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as a Put Option and a Deposit,“ for purposes of dividing the 19.50 per cent per annum interest rate on the notes among interest on the Deposit and Put Premium, [●] per cent constitutes interest on the Deposit and [●] per cent constitutes Put Premium.

Hypothetical Examples

The table below demonstrates hypothetical returns at maturity based on the assumptions outlined below. The hypothetical returns are rounded to the nearest hundredth decimal place. See “- Hypothetical Examples” above for more information.

Reference Asset:	Target

Initial Price:	USD[●]

Barrier Level:	80.00%

Interest Rate:	19.50 per cent per annum

Physical Delivery Amount:	[●] shares (fractional shares paid in cash)

Term of Notes:	3 months

Reinvestment Rate for Note Interest:	0 per cent

Table of Hypothetical Returns

FINAL PRICE (% CHANGE)		INVESTMENT IN THE NOTES		INVESTMENT IN THE REFERENCE ASSET
+	100%	4.88%		100.00%
+	90%	4.88%		90.00%
+	80%	4.88%		80.00%
+	70%	4.88%		70.00%
+	60%	4.88%		60.00%
+	50%	4.88%		50.00%
+	40%	4.88%		40.00%
+	30%	4.88%		30.00%
+	20%	4.88%		20.00%
+	10%	4.88%		10.00%
	0%	4.88%		0.00%
		Barrier Price Ever Breached?
		YES	NO
-	10%	-5.12%	4.88%	-10.00%
-	20%	-15.12%	4.88%	-20.00%
-	30%	-25.12%	N/A	-30.00%
-	40%	-35.12%	N/A	-40.00%
-	50%	-45.12%	N/A	-50.00%
-	60%	-55.12%	N/A	-60.00%
-	70%	-65.12%	N/A	-70.00%
-	80%	-75.12%	N/A	-80.00%
-	90%	-85.12%	N/A	-90.00%
-	100%	-95.12%	N/A	-100.00%

FWP-6

RESEARCH IN MOTION LIMITED (RIMM)

Description of Research In Motion Limited

According to publicly available information, Research In Motion Limited (“Research in Motion”) engages in the design, manufacture, and marketing of wireless solutions for the mobile communications market worldwide. Research in Motion provides platforms and solutions for access to email, phone, short messaging service, internet, and intranet-based applications. Research in Motion offers technology that enables third party developers and manufacturers to enhance their products and services with wireless connectivity to data. Research in Motion’s portfolio of products includes BlackBerry wireless platform, the RIM Wireless Handhelds product line, software development tools, radio-modems, and other hardware and software products. Research in Motion’s BlackBerry wireless solution comprises wireless devices, software, and services. Research in Motion also enables the use of personal information management functions, such as calendar, address book, task list, and other functions associated with personal organizers. Research in Motion also offers BlackBerry Mobile Data System that allows users to access data from enterprise applications and the internet; and BlackBerry Internet Service, which allows the integration of up to 10 supported email accounts on the same BlackBerry smartphone. Research In Motion also licenses BES software, as well as offers client access licenses, technical support, and upgrades. Research in Motion distributes its products through carrier partners and resellers.

Research in Motion’s SEC file number is 0-29898

Historical Performance of Research in Motion

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2005	27.88	20.09	25.47
June 30, 2005	28.18	20.63	24.58
September 30, 2005	27.50	22.38	22.80
December 30, 2005	23.14	17.00	22.00
March 31, 2006	30.18	20.97	28.29
June 30, 2006	29.37	20.34	23.26
September 29, 2006	34.83	20.71	34.22
December 29, 2006	47.55	32.92	42.59
March 30, 2007	49.02	39.92	45.50
June 29, 2007	66.86	42.93	66.66
September 28, 2007	100.98	61.55	98.55
December 31, 2007	137.00	95.02	113.40
January 2, 2008 through January 28, 2008	116.04	80.20	92.07

Deposit and Put Premium

As described in the prospectus supplement under ”Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as a Put Option and a Deposit,“ for purposes of dividing the 15.00 per cent per annum interest rate on the notes among interest on the Deposit and Put Premium, [●] per cent constitutes interest on the Deposit and [●] per cent constitutes Put Premium.

Offering Information

The table below demonstrates hypothetical returns at maturity based on the assumptions outlined below. The hypothetical returns are rounded to the nearest hundredth decimal place. See “Hypothetical Examples” above for more information.

Reference Asset:	Research in Motion

Initial Price:	USD[●]

Barrier Level:	60.00%

Interest Rate:	15.00 per cent per annum

Physical Delivery Amount:	[●] shares (fractional shares paid in cash)

Term of Notes:	3 months

Reinvestment Rate for Note Interest:	0 per cent

Table of Hypothetical Returns

FINAL PRICE (% CHANGE)		INVESTMENT IN THE NOTES		INVESTMENT IN THE REFERENCE ASSET
+	100%	3.75%		100.00%
+	90%	3.75%		90.00%
+	80%	3.75%		80.00%
+	70%	3.75%		70.00%
+	60%	3.75%		60.00%
+	50%	3.75%		50.00%
+	40%	3.75%		40.00%
+	30%	3.75%		30.00%
+	20%	3.75%		20.00%
+	10%	3.75%		10.00%
	0%	3.75%		0.00%
		Barrier Price Ever Breached?
		YES	NO
-	10%	-6.25%	3.75%	-10.00%
-	20%	-16.25%	3.75%	-20.00%
-	30%	-26.25%	3.75%	-30.00%
-	40%	-36.25%	3.75%	-40.00%
-	50%	-46.25%	N/A	-50.00%
-	60%	-56.25%	N/A	-60.00%
-	70%	-66.25%	N/A	-70.00%
-	80%	-76.25%	N/A	-80.00%
-	90%	-86.25%	N/A	-90.00%
-	100%	-96.25%	N/A	-100.00%

FWP-7

THE GOLDMAN SACHS GROUP, INC. (GS)

Description of The Goldman Sachs Group, Inc.

According to publicly available information, The Goldman Sachs Group, Inc. (“Goldman”) provides investment banking, securities, and investment management services primarily to corporations, financial institutions, governments, and high-net-worth individuals worldwide. Goldman operates in three segments: Investment Banking, Trading and Principal Investments, and Asset Management and Securities Services. Goldman’s Investment Banking segment provides financial advisory services, such as advisory assignments with respect to mergers and acquisitions, divestitures, corporate defense activities, restructurings, and spin-offs; and underwriting services. Goldman’s Trading and Principal Investments segment engages in market making, trading of, and investing in fixed income and equity products, currencies, commodities, and derivatives on these products. Goldman’s Asset Management and Securities Services segment provides investment advisory and financial planning services, and investment products; and offers prime brokerage services, financing services, and securities lending services.

Goldman’s SEC file number is 001-14965.

Historical Performance of Goldman

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2005	113.93	101.79	109.99
June 30, 2005	114.25	94.77	102.02
September 30, 2005	121.70	102.16	121.58
December 30, 2005	134.94	110.35	127.71
March 31, 2006	159.62	124.25	156.96
June 30, 2006	169.31	136.90	150.43
September 29, 2006	171.15	139.00	169.17
December 29, 2006	206.39	168.51	199.35
March 30, 2007	222.75	189.85	206.63
June 29, 2007	233.94	203.29	216.75
September 28, 2007	225.76	157.38	216.74
December 31, 2007	250.70	197.10	215.05
January 2, 2008 through January 28, 2008	215.05	175.45	196.25

Deposit and Put Premium

As described in the prospectus supplement under ”Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as a Put Option and a Deposit,“ for purposes of dividing the 13.60 per cent per annum interest rate on the notes among interest on the Deposit and Put Premium, [●] per cent constitutes interest on the Deposit and [●] per cent constitutes Put Premium.

Hypothetical Examples

The table below demonstrates hypothetical returns at maturity based on the assumptions outlined below. The hypothetical returns are rounded to the nearest hundredth decimal place. See “- Hypothetical Examples” above for more information.

Reference Asset:	Goldman

Initial Price:	USD[●]

Barrier Level:	80.00%

Interest Rate:	13.60 per cent per annum

Physical Delivery Amount:	[●] shares (fractional shares paid in cash)

Term of Notes:	6 months

Reinvestment Rate for Note Interest:	0 per cent

Table of Hypothetical Returns

FINAL PRICE (% CHANGE)		INVESTMENT IN THE NOTES		INVESTMENT IN THE REFERENCE ASSET
+	100%	6.80%		100.00%
+	90%	6.80%		90.00%
+	80%	6.80%		80.00%
+	70%	6.80%		70.00%
+	60%	6.80%		60.00%
+	50%	6.80%		50.00%
+	40%	6.80%		40.00%
+	30%	6.80%		30.00%
+	20%	6.80%		20.00%
+	10%	6.80%		10.00%
	0%	6.80%		0.00%
		Barrier Price Ever Breached?
		YES	NO
-	10%	-3.20%	6.80%	-10.00%
-	20%	-13.20%	6.80%	-20.00%
-	30%	-23.20%	N/A	-30.00%
-	40%	-33.20%	N/A	-40.00%
-	50%	-43.20%	N/A	-50.00%
-	60%	-53.20%	N/A	-60.00%
-	70%	-63.20%	N/A	-70.00%
-	80%	-73.20%	N/A	-80.00%
-	90%	-83.20%	N/A	-90.00%
-	100%	-93.20%	N/A	-100.00%

FWP-8

AMERICAN INTERNATIONAL GROUP, INC. (AIG)

Description of American International Group, Inc.

According to publicly available information, American International Group, Inc.  ("AIG") , through its subsidiaries, provides insurance and financial services in the United States and internationally. AIG operates in four segments: General Insurance, Life Insurance and Retirement Services, Financial Services, and Asset Management. The General Insurance segment underwrites various business insurance products, including large commercial or industrial property insurance, excess liability, inland marine, environmental, workers compensation, and excess and umbrella coverages. The Life Insurance and Retirement Services segment provides individual and group life, payout annuities, endowment, and accident and health policies, as well as retirement savings products consisting of fixed and variable annuities. The Financial Services segment offers aircraft and equipment leasing, capital market transactions, consumer finance, and insurance premium financing. The Asset Management segment operations comprise investment-related services and investment products, including institutional and retail asset management, broker-dealer services, and institutional spread-based investment business.

 On December 5, 2007, AIG held an investor meeting to discuss its exposures to the U.S. residential mortgage market in greater detail. AIG provided this additional information about its results prior to its fourth quarter earnings announcement date in light of the extreme market conditions in the last two months.   AIG noted that the ongoing disruption in the structured finance markets and the recent downgrades by rating agencies continue to adversely affect AIG’s estimates of the fair value of the super senior credit derivatives written by  AIG Financial Products Corp. and AIG Trading Group Inc.  Although it remains difficult to estimate the fair value of these derivatives due to continuing limitations on the availability of market observable data, AIG’s best estimate of the further decline in the fair value of AIGFP’s super senior credit derivatives since October 31, 2007 is approximately $500 million to $600 million as of November 30, 2007, or an aggregate of approximately $1.05 billion to $1.15 billion since September 30, 2007.

AIG's SEC file number is 1-8787

Historical Performance of AIG

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2005	73.45	54.30	55.41
June 30, 2005	58.90	50.00	58.10
September 30, 2005	63.50	58.05	61.96
December 30, 2005	69.40	60.94	68.23
March 31, 2006	71.04	64.69	66.09
June 30, 2006	66.70	58.55	59.05
September 29, 2006	66.80	57.52	66.26
December 29, 2006	72.97	65.84	71.66
March 30, 2007	72.45	65.38	67.22
June 29, 2007	72.97	66.15	70.03
September 28, 2007	70.68	60.00	67.65
December 31, 2007	70.13	50.86	58.30
January 2, 2008 through January 28, 2008	59.42	49.41	54.62

Deposit and Put Premium

As described in the prospectus supplement under ”Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as a Put Option and a Deposit,“ for purposes of dividing the 12.70 per cent per annum interest rate on the notes among interest on the Deposit and Put Premium, [●] per cent constitutes interest on the Deposit and [●] per cent constitutes Put Premium.

Hypothetical Examples

The table below demonstrates hypothetical returns at maturity based on the assumptions outlined below. The hypothetical returns are rounded to the nearest hundredth decimal place. See “- Hypothetical Examples” above for more information.

Reference Asset:	AIG

Initial Price:	USD[●]

Barrier Level:	75.00%

Interest Rate:	12.70 per cent per annum

Physical Delivery Amount:	[●] shares (fractional shares paid in cash)

Term of Notes:	3 months

Reinvestment Rate for Note Interest:	0 per cent

Table of Hypothetical Returns

FINAL PRICE (% CHANGE)		INVESTMENT IN THE NOTES		INVESTMENT IN THE REFERENCE ASSET
+	100%	3.18%		100.00%
+	90%	3.18%		90.00%
+	80%	3.18%		80.00%
+	70%	3.18%		70.00%
+	60%	3.18%		60.00%
+	50%	3.18%		50.00%
+	40%	3.18%		40.00%
+	30%	3.18%		30.00%
+	20%	3.18%		20.00%
+	10%	3.18%		10.00%
	0%	3.18%		0.00%
		Barrier Price Ever Breached?
		YES	NO
-	10%	-6.82%	3.18%	-10.00%
-	20%	-16.82%	3.18%	-20.00%
-	30%	-26.82%	N/A	-30.00%
-	40%	-36.82%	N/A	-40.00%
-	50%	-46.82%	N/A	-50.00%
-	60%	-56.82%	N/A	-60.00%
-	70%	-66.82%	N/A	-70.00%
-	80%	-76.82%	N/A	-80.00%
-	90%	-86.82%	N/A	-90.00%
-	100%	-96.82%	N/A	-100.00%

FWP-9